Brewer & Pritchard A PROFESSIONAL CORPORATION ATTORNEYS & COUNSELORS	Three Riverway, 18th Floor Houston, Texas 77056 Tel: (713) 209-2950 Fax: (713) 659-5302 Email: info@BPLaw.com Website: www.BPLaw.com

November 19, 2008

Anne Nguyen Parker
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549
Mail Stop 7010

Re:           Striker Oil & Gas, Inc.
Schedule 14C
Filed October 21, 2008
File No. 0-10351

Dear Ms. Parker:

We are in receipt of the comments received from the Staff of the Securities and Exchange Commission dated November 10, 2008, concerning Striker Oil & Gas, Inc.’s Schedule 14C filed with the Commission on October 21, 2008.  This letter is to respectfully inform you that we anticipate submitting responses to the Staff’s comments on behalf of the Company by no later than Monday, November 24, 2008.

Very truly yours,

/s/ Sondra Jurica

Sondra K. Jurica